CUSIP No.78402P104	SCHEDULE 13D	Page 1 of 17 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SCPIE HOLDINGS INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78402P 10 4
(CUSIP Number)

Mr. Joseph Stilwell
26 Broadway, 23rd Floor
New York, New York 10004
Telephone: (212) 269-5800

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street
New York, New York 10013
Telephone: (212) 233-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.78402P104	SCHEDULE 13D	Page 2 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value Partners III, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 696,900

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 696,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 696,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.78402P104	SCHEDULE 13D	Page 3 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Stilwell Value LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 696,900

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 696,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 696,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.78402P104	SCHEDULE 13D	Page 4 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Joseph Stilwell

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 696,900

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 696,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 696,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.78402P104	SCHEDULE 13D	Page 5 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Gregory Noonan

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 30,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11): .3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.78402P104	SCHEDULE 13D	Page 6 of 17 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Spencer L. Schneider

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 30,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[_]

13.	Percent of Class Represented by Amount in Row (11): .3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.78402P104	SCHEDULE 13D	Page 7 of 17 Pages

Item 1. Security and Issuer

        This is the third amendment (“Third Amendment”) to the original Schedule 13D filed on January 19, 2006 (the “Original Schedule 13D”) and amended on January 26, 2006 (the “First Amendment”), and on February 8, 2006 (the "Second Amendment"). This Third Amendment is filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership (“Stilwell Value Partners III”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners III; Joseph Stilwell, managing and sole member of Stilwell Value LLC; Gregory Noonan; and Spencer L. Schneider. All of the filers of this Schedule 13D are collectively referred to as the “Group”.

        This statement relates to the common stock (“Common Stock”) of SCPIE Holdings Inc. (“Issuer”). The address of the principal executive offices of Issuer is 1888 Century Park East, Los Angeles, California 90067. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1. Copies of the Powers of Attorney given by Mr. Noonan and Mr. Schneider to Mr. Stilwell are attached to the Original Schedule 13D as Exhibit 2.

Item 2. Identity and Background

    (a)-(c)        This statement is filed by Joseph Stilwell with respect to the shares of Common Stock held in the name of Stilwell Value Partners III in Mr. Stilwell’s capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III.

        The business address of Stilwell Value Partners III, Stilwell Value LLC and Mr. Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004. The business address of Gregory Noonan is Cantor Fitzgerald & Co., 110 E. 59th Street, New York, NY 10022. The business address of Spencer L. Schneider is 70 Lafayette Street, New York, New York 10013.

        The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III is a private investment partnership engaged in the purchase and sale of securities for its own account. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III. Mr. Noonan works in a compliance capacity for a securities brokerage firm. Mr. Schneider is an attorney engaged in private practice.

    (d)        During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        Messrs. Noonan, Schneider and Stilwell are citizens of the United States.

CUSIP No.78402P104	SCHEDULE 13D	Page 8 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration

        The amount of funds expended by Stilwell Value Partners III to acquire the 98,900 shares of Common Stock it purchased since the filing of the Second Amendment is $2,127,574.38. Such funds were provided from Stilwell Value Partners III’s working capital.

Item 4. Purpose of Transaction

        The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. The Group does not believe the value of Issuer’s assets is adequately reflected in the Common Stock’s current market price.

        Members of the Group are filing this Third Amendment to disclose, as described below, that the Group has purchased additional shares of Common Stock.

        Members of the Group believe that Issuer’s board of directors should include individuals who have a track record of helping troubled medical malpractice carriers focus on their core business. Members of the Group do not believe that Issuer’s board includes any such individuals. Therefore, on January 17, 2006, the Group notified Issuer that it intends to nominate three individuals for election to Issuer’s twelve-member board at its 2006 annual meeting of shareholders.

        On January 17, 2006, the Group requested Issuer’s shareholder list, but Issuer failed to provide it. On January 25, 2006, Stilwell Value Partners III sued Issuer in Delaware Chancery Court for an order directing Issuer to comply with the request. Shortly after a court conference was scheduled, Issuer agreed to comply with the Group’s request. At the conference, the court approved a Stipulation and Order ordering disclosure of the list; it is attached to the Second Amendment as Exhibit 9 in the form granted by the court.

        On May 4, 2006, the Group began soliciting proxies to elect its nominees for the Issuer's annual meeting scheduled to be held on June 22, 2006.

        On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing the short and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN, and the Stilwell SPN Group disposed of its shares of SPN on the open market.

        On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the board of directors, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value, and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had

CUSIP No.78402P104	SCHEDULE 13D	Page 9 of 17 Pages

entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

        On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the board of directors. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek board representation or solicit proxies for use at the annual meeting.

        On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s board of directors amended its bylaws to require that nominees to its board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the board, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to “help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it had signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

        On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January

CUSIP No.78402P104	SCHEDULE 13D	Page 10 of 17 Pages

31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. After entering into the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and up until August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc. and, having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

        On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the board of directors. OTFC rejected this proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect an alternate nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the OTFC board. On September 12, 2001, OTFC filed suit against the Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001, through December 31, 2001), OTFC repurchased approximately 15% of its shares.

        On October 12, 2001, at OTFC's annual meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s nominee by a 2 to 1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group’s director to the board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that,

CUSIP No.78402P104	SCHEDULE 13D	Page 11 of 17 Pages

having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares of OTFC stock on the open market.

        On November 25, 2002, certain members or affiliates of the Group (the “Stilwell ACAP Group”) filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s board of directors. On January 29, 2002, the Stilwell ACAP Group noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP providing for, among other things, ACAP to add the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its board. Additionally, ACAP agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value. Subsequently, ACAP announced that it had retained Sandler O’Neill & Partners, L.P. to assist the board. Also, on November 6, 2003, ACAP announced that it would exit from the healthcare and workers compensation insurance businesses. On December 2, 2003, ACAP announced that its President and Chief Executive Officer would take early retirement. On December 23, 2003, ACAP named R. Kevin Clinton as its new President and Chief Executive Officer. On June 24, 2004, ACAP announced that, after a diligent and thorough review and examination, the board determined that the best means to maximize shareholder value would be to continue to execute ACAP’s business strategy of shedding non-core businesses and to focus on its core business line in its core markets. In August 2004, the Stilwell ACAP Group disclosed that it had increased its stake in ACAP and that it intended to seek additional representation on the board and to exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s board and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the board through the annual meeting in 2008.

        On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). The Stilwell FPIC Group also reported that it reserved its right to dispose of its holdings of FPIC stock when FPIC's market price more adequately reflected the value of its assets. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Stilwell FPIC Group’s request to FPIC, the Stilwell FPIC Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the board, FPIC and members of the Stilwell FPIC Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group

CUSIP No.78402P104	SCHEDULE 13D	Page 12 of 17 Pages

reported that, inasmuch as FPIC’s shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

        On March 29, 2004, certain members of the Group (the “Stilwell COMB Group”) filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. (“COMB”). The Stilwell COMB Group believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets. However, the Stilwell COMB Group believed that COMB’s return on equity was substantially below average, that its return on equity would likely remain below average for the foreseeable future, and that it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that, if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB's annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

        On June 20, 2005, certain members or affiliates of the Group (the “Stilwell PBIP Group”) filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania (“PBIP”), disclosing their belief that PBIP's board of directors should include shareholders who beneficially own a substantial number of its shares and that the Stilwell PBIP Group would seek a board seat. PBIP is majority owned by a mutual holding company ("MHC") controlled by its management. Although the MHC has the ability to outvote public shareholders on most corporate actions, the Stilwell PBIP Group believes that, pursuant to applicable federal regulations, the MHC cannot vote on approval of PBIP's stock benefit plans; only PBIP’s public shareholders can vote on such plans. In July 2005, Mr. Stilwell asked to be placed on PBIP’s board, but PBIP refused. PBIP’s prospectus for its initial public offering indicated its intention to seek shareholder approval of any stock benefit plans. But after the Stilwell PBIP Group announced its intention to solicit proxies to oppose approval of any stock benefit plans unless PBIP added Mr. Stilwell to its board, PBIP decided not to submit any stock benefit plans to a shareholder vote at its 2006 annual meeting. Therefore, the Stilwell PBIP Group solicited proxies from shareholders to withhold their votes on the election of directors as a referendum that PBIP should appoint a public shareholder with substantial share holdings to its board. At PBIP’s February 3, 2006, annual meeting, 71% of its voting public shares were withheld from voting on the election of directors. On April 6, 2006, PBIP announced that it had scheduled a special meeting of shareholders to vote on proposed stock benefit plans and that it had received "advice" from the FDIC that the MHC could vote on approval of the plans. The Stilwell PBIP Group announced its intention to seek regulatory review of such "advice" and filed preliminary proxy materials with the SEC to solicit proxies to oppose approval of the plans. On April 19, 2006, PBIP announced the postponement of the special meeting to ensure that "no uncertainty exists with respect to the vote standard."

        Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No.78402P104	SCHEDULE 13D	Page 13 of 17 Pages

Item 5. Interest in Securities of the Issuer

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,549,516, reported as of May 5, 2006, in Issuer’s Form 10-Q for the quarter ended March 31, 2006. All purchases of shares of Common Stock were made in open market transactions on the New York Stock Exchange.

(A)     Stilwell Value Partners III

(a)	Aggregate number of shares beneficially owned: 696,900 Percentage: 7.3%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 696,900
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 696,900

(c)	Since the filing of the Second Amendment on February 8, 2006, Stilwell Value Partners III has purchased 98,900 shares of Common Stock for a total of $2,127,574.38. The following chart provides information concerning all purchases of Common Stock within the past sixty days:

Trade Date	No. of Shares	Price Per Share ($)	Total Cost ($)
05/11/06	500	23.00	11,500.00
05/12/06	4,100	22.88	93,808.00
05/15/06	9,300	22.01	204,693.00
05/16/06	35,200	20.63	726,028.16
05/17/06	12,300	20.68	254,364.00
05/18/06	9,800	22.50	220,538.22

            (d)        Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

CUSIP No.78402P104	SCHEDULE 13D	Page 14 of 17 Pages

(B)     Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 696,900 Percentage: 7.3%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 696,900
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 696,900

(c)	Stilwell Value LLC has made no purchases of Common Stock.

            (d)        Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(C)     Mr. Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 696,900 Percentage: 7.3%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 696,900
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 696,900

(c)	Mr. Stilwell has made no purchases of shares of Common Stock.

(D)     Mr. Gregory Noonan

(a)	Aggregate number of shares beneficially owned: 30,000 Percentage: .3%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 30,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 30,000

            (c)         Mr. Noonan is a party to an agreement with Stilwell Value Partners III granting him an option to purchase up to 30,000 shares of Common Stock, which option will vest in full upon Mr. Noonan’s being seated on Issuer’s board. A copy of the agreement is annexed to the Original Schedule 13D as Exhibit 5.

(D)     Spencer L. Schneider

(a)	Aggregate number of shares beneficially owned: 30,000 Percentage: .3%

CUSIP No.78402P104	SCHEDULE 13D	Page 15 of 17 Pages

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 30,000
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 30,000

            (c)         Mr. Schneider is a party to an agreement with Stilwell Value Partners III granting him an option to purchase up to 30,000 shares of Common Stock, which option will vest in full upon Mr. Schneider’s being seated on Issuer’s board. A copy of the agreement is annexed to the Original Schedule 13D as Exhibit 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Other than the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D, and the agreements annexed in Exhibits 5, 6 and 7 to the Original Schedule 13D, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners III and managing and sole member of Stilwell Value LLC, as described in Original Schedule 13D, are entitled to an allocation of a portion of profits. Stilwell Value Partners III has agreed to indemnify Mr. Noonan and Mr. Schneider for all costs and expenses arising out of or related to their nominations for election as directors of Issuer. Stilwell Value Partners III has issued to each of Mr. Noonan and Mr. Schneider an option to purchase 30,000 shares of Common Stock. Stilwell Value Partners III has entered into an agreement with Enrico Sarli, who has been named as an alternate nominee if any of Messrs. Noonan, Schneider or Stilwell become unable to serve as a director of Issuer, agreeing to indemnify him for all costs and expenses arising out of his being named as an alternate nominee and to issue to him an option to purchase 30,000 shares of Common Stock if he is elected as a director, and to pay him a fee of $10,000 if he is not.

        See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No.78402P104	SCHEDULE 13D	Page 16 of 17 Pages

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Powers of Attorney, dated January 10, 2006*
3	Notice of Intent to Nominate, dated January 17, 2006*
4	Shareholder List Demand, dated January 17, 2006*
5	Nominee and Stock Option Agreements with Gregory Noonan, dated January 9, 2006*
6	Nominee and Stock Option Agreements with Spencer L. Schneider, dated January 9, 2006*
7	Nominee Agreement with Enrico Sarli, dated January 9, 2006*
8	Complaint filed in Delaware Chancery Court on January 25, 2006**
9	Stipulation and Order filed in Delaware Court on February 3, 2006***
_____________________________
* Filed with Original Schedule 13D
** Filed with First Amendment
*** Filed with Second Amendment

CUSIP No.78402P104	SCHEDULE 13D	Page 17 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2006

STILWELL VALUE PARTNERS III, L.P.
By: STILWELL VALUE LLC General Partner
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
STILWELL VALUE LLC
/s/ Joseph Stilwell By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL
/s/ Joseph Stilwell Joseph Stilwell
GREGORY NOONAN
/s/ Gregory Noonan Gregory Noonan
SPENCER L. SCHNEIDER
/s/ Spencer L. Schneider Spencer L. Schneider